UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 09 September 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN:       ZAE000018123
"Gold Fields" or “the Company”)
CHANGE IN COMPANY SECRETARY

This SENS announcement is being issued in terms of Section 3.59 of the Listings Requirements of JSE Limited (“JSE”).

The Board of Gold Fields Limited, announces that Mrs Taryn Harmse will step down as Company Secretary with effect from 15 September
2014 to concentrate on her role as Executive Vice President:
General Counsel.

The Board records its appreciation to Mrs Harmse for her assistance to the Board following her appointment on 1 August 2013.

Ms Lucy Mokoka has been appointed in the role of Company Secretary for Gold Fields. Currently Ms Mokoka is General Manager: Company
Secretary, for MTN South Africa. The Board, having considered the skills, experience and expertise of Ms Mokoka, as well as her independence and her arm’s length relations with the Board as she is not a director of the Company and has no personal connection with any of the directors, approved her appointment as Company
Secretary, with effect from 16 September 2014.

5 September 2014
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 09 September 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer